UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Consolidated Communications Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

209034107

(CUSIP Number)

Searchlight III CVL, L.P.

c/o Searchlight Capital Partners, L.P.

745 5th Avenue – 27th Floor

New York, NY 10151

Attention: Nadir Nurmohamed

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight III CVL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,338,753
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,338,753
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,338,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)

For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock outstanding is based on (1) 98,754,185 shares of Common Stock outstanding as of October 25, 2021 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on October 29, 2021 and (2) 15,115,899 shares of Common Stock issued to the Reporting Persons in connection with the Second Closing (see Item 6).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight III CVL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,338,753
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,338,753
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,338,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)

For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock outstanding is based on (1) 98,754,185 shares of Common Stock outstanding as of October 25, 2021 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on October 29, 2021 and (2) 15,115,899 shares of Common Stock issued to the Reporting Persons in connection with the Second Closing (see Item 6).

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D jointly filed by Searchlight III CVL, L.P., a Delaware limited partnership (“Searchlight III CVL”) and Searchlight III CVL GP, LLC, a Delaware limited liability company and the general partner of Searchlight III CVL (“Searchlight III CVL GP” and, together with Searchlight III CVL, the “Reporting Persons”), with the Securities Exchange Commission (the “Commission”) on October 13, 2020 (as it may be amended from time to time, this “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”), of Consolidated Communications Holdings, Inc. (the “Issuer”). Initially capitalized terms used in this Amendment No. 2 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following text at the end of the first section:

On December 7, 2021, following the receipt of the FCC Approvals and the satisfaction of certain other customary closing conditions set forth in the Investment Agreement, the Issuer and Searchlight III CVL consummated the Second Closing, pursuant to which (i) Searchlight III CVL invested an additional $75,000,000 into the Company and received, among other things, an additional 15,115,899 shares of Common Stock (the “Second Closing Common Stock”) and (ii) the Note was issued to Searchlight III CVL out of escrow. In addition, effective as of December 7, 2021, Searchlight III CVL exercised its option to convert the Note into Series A Preferred Stock. Searchlight III CVL now holds approximately 35 percent of the outstanding Common Stock after giving effect to the issuance of the Second Closing Common Stock.

Item 6 of the Schedule 13D is also hereby amended by adding the following text at the end of the section entitled “Certificate of Designations for Series A Preferred Stock”:

Effective as of December 7, 2021, Searchlight III CVL exercised its option to convert the Note into Series A Preferred Stock. The foregoing description of the Certificate of Designations is not complete and is qualified in their entirety by reference to the full text of the Certificate of Designations, which is attached to this report as Exhibit 8 and is incorporated herein by reference.

A&R Escrow Agreement

In connection with the Second Closing, the Issuer, Searchlight III CVL and JPMorgan Chase Bank, N.A. (the “Escrow Agent”) entered into an Amended and Restated Escrow Agreement, dated as of December 7, 2021 (the “A&R Escrow Agreement”) pursuant to which, at Searchlight III CVL’s direction, the Issuer deposited with the Escrow Agent a certificate executed by the Company for 50,000 shares of Series A Preferred Stock (the “Escrowed Preferred Shares”).

Searchlight III CVL may not deliver a release instruction to the Escrow Agent with respect to the Escrowed Preferred Shares until the earliest of February 11, 2022 and the occurrence of certain events relating to Federal Communications Commission (“FCC”) regulatory approvals (or Searchlight III CVL’s determination that such FCC approvals are no longer required).

The Escrow Agreement provides that if any cash dividends are payable with respect to the Escrowed Preferred Shares during the period that such shares are held by the Escrow Agent, the Issuer shall retain such dividends in trust for the Investor, and pay such dividends over to Searchlight III CVL upon release of the Escrowed Preferred Shares.

Letter Agreement

In connection with the Second Closing, the Issuer and Searchlight III CVL entered into letter agreement, dated as of December 7, 2021 (the “Letter Agreement”) pursuant to which, among other things, the parties agreed that (i) under certain circumstances associated with the failure to receive certain FCC approvals, the Issuer is required to deliver a notice of redemption in accordance with the Certificate of Designations of a number of the Escrowed Preferred Shares that is sufficient to cause the Investor to hold less than 50% of the total equity of the Issuer as determined under applicable FCC rules and policies, and (ii) during the period commencing on the date of the Side Letter and ending on the earlier of (x) February 11, 2022 and (y) the release of the Escrowed Preferred Shares in accordance with the terms of the A&R Escrow Agreement, Searchlight III CVL will not vote any of its shares of Common Stock at any meeting of stockholders of the Issuer, subject to certain exceptions. If the Issuer takes certain actions to render such FCC approvals no longer required, the Issuer would not be obligated to redeem such Preferred Shares.

The foregoing description of the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the Side Letter, which is attached to this report as Exhibit 9 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 8	Certificate of Designations of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021).

Exhibit 9	Letter Agreement, dated as of December 7, 2021, by and between Consolidated Communications Holdings, Inc. and Searchlight III CVL, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2021

SEARCHLIGHT III CVL, L.P.

By:	Searchlight III CVL GP, LLC
Its:	general partner

By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person

SEARCHLIGHT III CVL GP, LLC

By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person